UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of June 2016

001-36203

(Commission File Number)

CAN-FITE BIOPHARMA LTD.

(Exact name of Registrant as specified in its charter)

10 Bareket Street

Kiryat Matalon, P.O. Box 7537

Petach-Tikva 4951778, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover

Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(7): ____

This Report on Form 6-K (including exhibits thereto) is hereby incorporated by reference into the registrant's Registration Statements on Form F-3 (File Nos. 333-195124, 333-199033, 333-204795 and 333-209037), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

As previously disclosed, on April 5, 2016 Can-Fite BioPharma Ltd. (the “Company”) filed an application with the Lod District Court in Israel to approve the convening of a Special General Meeting of its Shareholders and a Special General Meeting of its Series 11 Warrant Holders to approve an extension of the term of the Company’s Series 11 Warrants until October 31, 2016, which was set to expire on April 30, 2016, and to allow the exercise of the Series 11 Warrants on any trading day. As part of the application, the Company also requested the Court to extend the term of the Series 11 Warrants until June 30, 2016 as temporary relief, which the Court granted on April 11, 2016. On June 23, 2016, the Company requested the Court to extend the term of the Series 11 Warrants for an additional period until July 14, 2016 as temporary relief, which the Court granted on June 26, 2016. On June 28, 2016, the Company requested the Court to extend the term of the Series 11 Warrants for an additional period until July 21, 2016 as temporary relief, which the Court granted on June 29, 2016. The Company’s application to approve the extension of the term of the Company’s Series 11 Warrants until October 31, 2016 and to allow the exercise of the Series 11 Warrants on any trading day, which was filed on June 14, 2016, is still pending.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Can-FiteBioPharma Ltd.

Date: June 29, 2016	By:	/s/ Pnina Fishman
Pnina Fishman
Chief Executive Officer

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